SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                                AMENDMENT NO. 2

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         SUPERIOR ENERGY SERVICES, INC.
----------------------------------------------------------------------------
                              (NAME OF ISSUER)


                  COMMON STOCK, PAR VALUE $.001 PER SHARE
----------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                 868157 10 8
----------------------------------------------------------------------------
                               (CUSIP NUMBER)



                                  JOHN P. KOTTS
                   KOTTS CAPITAL HOLDINGS, LIMITED PARTNERSHIP
                          5 POST OAK AVENUE, SUITE 2250
                              HOUSTON, TEXAS 77027
                                 (713) 892-5060
----------------------------------------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                             NOVEMBER 15, 1999

----------------------------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                               Page 2 of 5 Pages


CUSIP No.  868157 10 8
-----------------------


(1)   Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Persons

     JOHN P. KOTTS (PRESIDENT OF KOTTS CAPITAL HOLDINGS, INC., WHICH IS THE GENERAL PARTNER OF THE RECORD SHAREHOLDER, KOTTS CAPITAL HOLDINGS, LIMITED PARTNERSHIP)
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (a)   [  ]     (b) [X]

--------------------------------------------------------------------------------

(3)   SEC Use Only

--------------------------------------------------------------------------------

(4)   Source of Funds  00

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization

      NEVADA
--------------------------------------------------------------------------------

                     7       SOLE VOTING POWER

      NUMBER OF              7,696,095 SHARES
       SHARES       ------------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
      OWNED BY
        EACH                 0 SHARES
      REPORTING
       PERSON       ------------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             7,696,095 SHARES
                    ------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             0 SHARES
--------------------------------------------------------------------------------

(11)  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person

      7,696,095 SHARES
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

(13)  Percent of Class  Represented  by Amount in Row (11)

      13.0%
--------------------------------------------------------------------------------

(14)  Type of Reporting Person

      PN
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages



ITEM 1.  SECURITY AND ISSUER.

         (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.001 per share (the "Common Stock").

         (b)   ISSUER:   Superior Energy Services, Inc.
                         1105 Peters Road
                         Harvey, Louisiana 70058

ITEM 2.     IDENTITY AND BACKGROUND.

            2(a) Name: Kotts Capital Holdings, Limited Partnership (a Nevada limited partnership)

            2(b)    Address:  5  Post  Oak  Avenue,   Suite  2250,  Houston,
                    Texas  77027

            2(c) Principal Business: Kotts Capital Holdings, Limited Partnership is a privately held holding company, with investments in various types of assets, including stock of public and privately held companies, real estate, and other holdings. The largest single asset of Kotts Capital Holdings, Limited Partnership is its share holdings in Superior Energy Services, Inc.

            2(d) Criminal Convictions: Neither Mr. Kotts nor Kotts Capital Holdings, Limited Partnership has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            2(e)    Violations   of  Federal  or  State   Securities   Laws:
                    Neither Mr. Kotts nor Kotts Capital Holdings, Limited Partnership was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 4 of 5 Pages



ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total 7,696,095 shares of Superior Energy Services, Inc. held by Kotts Capital Holdings, Limited Partnership represent (a) 7,099,171 shares acquired in exchange for shares of capital stock of Cardinal Holding Corp., upon the merger of Cardinal Holding Corp. with a wholly-owned subsidiary of Superior Energy Services, Inc., with no other consideration being paid by Kotts Capital Holdings, Limited Partnership for such shares, plus (b) 646,924 shares acquired pursuant to an Escrow Agreement between Kotts Capital Holdings, Limited Partnership and certain other former stockholders of Cardinal Holding Corp., pursuant to which such other former stockholders placed such shares (constituting a portion of the shares of Superior Energy Services, Inc. received by such former stockholders in the merger) into escrow, and pursuant to which such shares became transferable and were transferred to Kotts Capital Holdings, Limited Partnership upon and by reason of the common stock of Superior Energy Services, Inc. achieving a specified threshold market price, plus
      (c) 10,000 shares acquired on January 21, 1997 in open market purchases at an average price of $4.5315 per share, utilizing available funds on hand, minus (d) an aggregate of 60,000 shares transferred to three individuals upon exercise by such individuals, on or about November 15, 1999, of rights to purchase such shares granted by Kotts Capital Holdings, Limited Partnership to such individuals on May 15, 1999 (such rights having been exercised at $1.50 per share).

ITEM 4.     PURPOSE OF TRANSACTION.

            As described in Item 3 above, substantially all of the subject shares of Superior Energy Services, Inc. were acquired in or by reason of a merger transaction, in exchange for shares of Cardinal Holding Corp. previously held by Kotts Capital
            Holdings, Limited Partnership. All of the shares of Superior Energy Services, Inc. that are held by Kotts Capital Holdings, Limited Partnership are held for investment purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.


            Information regarding the beneficial ownership of the Issuer's securities by the person filing this statement can be found on page 2 of this
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


            None.

                                                               Page 5 of 5 Pages




                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: March 13, 2000                            /s/    John   P. Kotts
                                          -------------------------------------
                                          John P.  Kotts,  as the  President
                                          of Kotts Capital  Holdings,  Inc.,
                                          the   general   partner  of  Kotts
                                          Capital     Holdings,      Limited
                                          Partnership

-+